ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated April 29, 2005 to the Contract Prospectus

The information in this supplement updates and amends certain information contained in the Contract Prospectus dated April 29, 2005. You should read this supplement along with the Contract Prospectus.

The second paragraph in the section entitled "Commission Payments" on page 43 in the Contract Prospectus is deleted and replaced with the following:

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 4% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.